CUSIP No. G6331P104	13G

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G6331P104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

CUSIP No. G6331P104	13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mike F. Chang, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,224,335 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,224,335 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,224,335 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.32% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 81,249 common shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.
(2)	Based on a total of 24,308,107 common shares outstanding as of December 31, 2010.

CUSIP No. G6331P104	13G

Item 1(a)	Name of Issuer:

Alpha and Omega Semiconductor Limited (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

Item 2(a)	Name of Person Filing:

The Reporting Person is Mike F. Chang, Ph.D., the Chief Executive Officer of the Company.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

475 Oakmead Parkway

Sunnyvale, California 94085

Item 2(c)	Citizenship:

U.S.A.

Item 2(d)	Title of Class of Securities:

Common Share

Item 2(e)	CUSIP Number:

G6331P104

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

CUSIP No. G6331P104	13G

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of December 31, 2010, the Reporting Person beneficially owned 4,224,335 common shares of the Company (including 81,249 common shares issuable upon exercise of options exercisable within 60 days of December 31, 2010), and has sole power to vote or to direct the vote and to dispose or direct the disposition of 4,224,335 common shares (the “Shares”).

(b)	Percent of Class:

The Reporting Person beneficially owns 17.32% of the outstanding common shares of the Company, which is based on a total of 24,308,107 common shares outstanding as of December 31, 2010.

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 4,224,335

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 4,224,335

(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

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CUSIP No. G6331P104	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

Mike F. Chang, Ph.D.

/s/ Mike F. Chang
Name: Mike F. Chang, Ph.D.